Filed by Cole Credit Property Trust II, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: Spirit Realty Capital, Inc.

Registration Statement No. 333-187122

Proxy Call Script

Hello, this is Chris Cole, Executive Chairman of Cole Real Estate Investments.

As part of our ongoing commitment of creating and realizing value for stockholders, we recently mailed you proxy materials for the 2013 annual meeting to be held in June.

Every vote in the process is important, and I encourage you to vote as soon as possible.

Voting is easy. You can vote:

•	Online

•	By telephone

•	Or return your proxy card by mail

As a valued stockholder, we appreciate your prompt attention to this matter.

Thank you for your continued relationship with Cole. I look forward to working with each of you in the years ahead.

Additional Information and Where to Find It

This document is not a substitute for the Registration Statement on Form S-4 (File No. 333-187122) that Cole Credit Property Trust II, Inc. (“CCPT II”) filed with the SEC in connection with the proposed merger with Spirit Realty Capital, Inc. (“Spirit”), or the definitive joint proxy statement/prospectus sent to security holders of CCPT II and

Spirit on or about April 2, 2013 seeking their approval of the proposed merger. INVESTORS AND SECURITY HOLDERS OF CCPT II AND SPIRIT ARE URGED TO CAREFULLY READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS DATED APRIL 2, 2013, WHICH WAS SENT TO SECURITY HOLDERS OF CCPT II AND SPIRIT ON OR ABOUT APRIL 2, 2013, AS IT CONTAINS IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by CCPT II and Spirit with the SEC at the SEC’s web site at www.sec.gov. Copies of the documents filed by CCPT II with the SEC will be available free of charge by directing a written request to Cole Credit Property Trust II, Inc., 2325 East Camelback Road, Suite 1100, Phoenix, Arizona, 85016, Attention: Investor Relations. Copies of the documents filed by Spirit with the SEC will be available free of charge on Spirit’s website at www.spiritrealty.com or by directing a written request to Spirit Realty Capital, Inc., 16767 North Perimeter Drive, Suite 210, Scottsdale, Arizona 85260, Attention: Investor Relations.

Participants in the Solicitation

CCPT II and Spirit and their respective directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from CCPT II’s stockholders and Spirit’s stockholders in connection with the merger. Information regarding such persons and a description of their interests in the merger is available in the joint proxy statement/prospectus filed with the SEC.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.